Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

June 28, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry L. Greene

Re:	Blackstone Alternative Investment Funds (the “Fund”)
File Nos. 811-22743 & 333-185238

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”), which was filed on April 25, 2013. The comments were provided by the staff of the Securities and Exchange Commission (“Staff”) to Sarah Clinton of Ropes & Gray LLP, counsel to the Fund, telephonically on May 15, 2013. The comments, together with the Fund’s responses, are set forth below.

Statement of Additional Information

1.	Disclosure under Fundamental Investment Restriction (2) indicates that, among others, investment funds, futures clearinghouses, and securities clearinghouses will not be considered to be part of any industry.

(a)	Please provide disclosure clarifying that, in the event that an investment fund provided in a timely manner sufficient information about its holdings to the Fund so that the Fund could determine what industry exposures it was obtaining through its investment in the investment fund, the Fund would apply its concentration policy taking into account the underlying industry exposures of the investment fund.

Response: The requested change has been made.

(b)	Please provide disclosure clarifying that the Fund’s exposure to futures clearinghouses and securities clearinghouses will be obtained in the course of making investments in futures and securities, as opposed to exposure obtained from investments in the clearinghouses themselves.

Response: The requested change has been made.

2.	Please confirm the investment management agreements between Blackstone Alternative Investment Advisors LLC and each of the Fund’s wholly-owned and controlled subsidiaries will not violate Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Fund confirms that the investment management agreements between Blackstone Alternative Investment Advisors LLC and each of the Fund’s wholly-owned and controlled subsidiaries will not violate Section 205 of the Advisers Act.

* * * * *

On behalf of the Fund, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Respectfully submitted,

/s/ Sarah Clinton

Sarah Clinton

cc:	Scott Sherman, Esq.

James Hannigan, Esq.

James E. Thomas, Esq.